                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                           Tri-Continental Corporation
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    895436103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

--------

(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 2 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  6,719,315
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,719,315
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,719,315
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 3 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 6,720,216
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              6,720,216
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    6,720,216
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 4 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 3,046,015
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,046,015
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,046,015
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 5 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 2,929,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,929,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,929,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 6 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 744,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              744,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    744,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 7 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 1,810,050
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,810,050
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,810,050
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 8 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 1,525,175
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,525,175
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,525,175
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 9 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 10 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 11 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 3,335,225
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              3,335,225
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,335,225
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 12 of 21 Pages
----------------------                                    ----------------------

      The  following  constitutes  Amendment  No. 8  ("Amendment  No. 8") to the
Schedule  13D filed by the  undersigned.  On July 16, 2007,  Western  Investment
Total Return Master Fund Ltd. ("WITR"),  an affiliate of Western Investment LLC, executed a  cross-trade  with  Western  Investment  Institutional  Partners  LLC
("WIIP")  with respect to its shares of Common  Stock of the Issuer,  as further described  in Item 5(c) below.  The  aggregate  number of shares of Common Stock beneficially  owned by the Reporting Persons has not changed since the filing of
Amendment  No. 7. The  percentage  ownership  reported  herein has increased for certain of the Reporting  Persons since the filing of the Amendment No. 7 solely as a result of a decrease  in the number of shares of Common  Stock  outstanding reported by the Issuer.  Except as specifically amended by this Amendment No. 8, the Schedule 13D remains in full force and effect.

Item 2.     IDENTITY AND BACKGROUND.

            Item 2 is hereby amended and restated as follows:

            (a) This  statement is filed by Western  Investment  LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  L.P., a Delaware  limited  partnership  ("WIHP"),  Western  Investment
Activism Partners LLC, a Delaware limited  liability  company ("WIAP"),  WIIP, a
Delaware  limited  liability  company,  Benchmark Plus  Institutional  Partners,
L.L.C., a Delaware limited liability company ("BPIP"),  Benchmark Plus Partners,
L.L.C, a Delaware limited liability company ("BPP"),  Benchmark Plus Management,
L.L.C., a Delaware limited liability company ("BPM"), Scott Franzblau and Robert
Ferguson.  Each of the  foregoing  is  referred to as a  "Reporting  Person" and collectively  as the "Reporting  Persons." WILLC provides  recommendations  from time to time to BPIP and BPP with  respect to  purchases  and sales of Shares of the Issuer,  pursuant to an oral  agreement  between  WILLC and BPIP and between
WILLC and BPP.

            WILLC has sole voting and investment  power over WIHP's,  WIAP's and
WIIP's security  holdings and Mr. Lipson,  in his role as the managing member of
WILLC,  controls  WILLC's voting and investment  decisions.  BPM is the managing member of BPIP and BPP and  Messrs.  Franzblau  and  Ferguson,  in their role as managing members of BPM, have sole voting and investment control over BPIP's and
BPP's security holdings.

            By virtue of that certain  Joint  Filing  Agreement by and among the
Reporting  Persons,  as  described  in further  detail in Item 6, the  Reporting
Persons  affirm that they are  members of a "group" for the  purposes of Section
13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

            The principal business address of WILLC, Mr. Lipson,  WIHP, WIAP and
WIIP is 7050 S. Union Park Center, Suite 590, Midvale, UT 84047.

            The principal  business address of BPIP, BPP, BPM, Mr. Franzblau and
Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

            (c) The principal business of WILLC is acting as the general partner of WIHP and as the managing member of each of WIAP and WIIP,  respectively.  The principal  occupation of Arthur D. Lipson is acting as managing member of WILLC.
The  principal  business  of  WIHP,  WIAP  and WIIP is  acquiring,  holding  and disposing of investments in various companies.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 13 of 21 Pages
----------------------                                    ----------------------

            The  principal  business of BPIP and BPP is  acquiring,  holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP and BPP. The principal  occupation of each of Scott Franzblau and Robert Ferguson is acting as a managing member of BPM.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Lipson,  Franzblau  and  Ferguson  are  citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated as follows:

            The  aggregate  purchase  price of the  6,719,315  shares  of common stock, $.50 par value per share (the "Common Stock") beneficially owned by WILLC is approximately  $135,046,560,  including brokerage commissions.  The shares of
Common Stock  beneficially owned by WILLC were acquired with the working capital of each of WIHP,  WIAP and WIIP. The aggregate  purchase price of the 901 shares of Common Stock owned directly by Mr. Lipson is approximately $18,785, including brokerage  commissions.  The shares of Common Stock owned directly by Mr. Lipson were acquired with personal funds. The aggregate purchase price of the 3,335,225 shares of Common Stock beneficially  owned by BPM is approximately  $60,782,340, including brokerage  commissions.  The shares of Common Stock beneficially owned by BPM were acquired with the working capital of BPIP and the working capital of
BPP.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each person named herein is based upon 102,728,475.97  shares of Common
Stock  outstanding  as of March 20,  2007,  as  reported in the  Issuer's  Proxy
Statement on Schedule 14A filed with the Securities  and Exchange  Commission on
April 13, 2007.

            As of the close of business on July 24, 2007,  WIHP,  WIAP and WIIP, beneficially  owned  3,046,015,  2,929,300  and 744,000  shares of Common Stock, respectively,  constituting  approximately 3.0%, 2.9% and 0.7% respectively,  of the shares of Common  Stock  outstanding.  WILLC  beneficially  owned  6,719,315

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 14 of 21 Pages
----------------------                                    ----------------------

shares of Common Stock, constituting  approximately 6.5% of the shares of Common
Stock  outstanding.  Mr. Lipson  beneficially  owned 6,720,216  shares of Common
Stock,   constituting   approximately   6.5%  of  the  shares  of  Common  Stock
outstanding.

            As the general  partner or managing  member,  as the case may be, of
WIHP,  WIAP and WIIP,  WILLC may be deemed  to  beneficially  own the  6,719,315 shares of Common  Stock owned in the  aggregate by WIHP,  WIAP and WIIP.  As the managing  member of WILLC,  Mr.  Lipson  may be deemed to  beneficially  own the
6,719,315 shares of Common Stock beneficially owned by WILLC, in addition to the
901 shares of Common Stock owned directly by Mr. Lipson.

            As of the  close  of  business  on  July  24,  2007,  BPIP  and  BPP beneficially owned 1,810,050 and 1,525,175 shares of Common Stock, respectively, constituting  1.8%  and  1.5%,  respectively,  of the  shares  of  Common  Stock outstanding.  As the  managing  member  of BPIP and BPP,  BPM may be  deemed  to beneficially  own the 3,335,225 shares of Common Stock owned in the aggregate by
BPIP and BPP,  constituting  approximately  3.2% of the  shares of Common  Stock outstanding. As managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 3,335,225 shares of Common Stock  beneficially owned by BPM,  constituting  approximately  3.2% of the  shares of Common  Stock outstanding.

            Each of WILLC, Mr. Lipson,  WIHP, WIAP and WIIP disclaims beneficial ownership  of the  shares  of  Common  Stock  beneficially  owned  by the  other
Reporting Persons.

            Each of BPIP,  BPP, BPM, Mr.  Ferguson and Mr.  Franzblau  disclaims beneficial  ownership  of the shares of Common Stock  beneficially  owned by the other Reporting Persons.

            (b) Each of WILLC and Mr.  Lipson is deemed to have sole  voting and dispositive power over the shares of Common Stock reported as beneficially owned by WIHP, WIAP and WIIP by virtue of their  respective  positions as described in paragraph (a).

            Each of BPM, Mr.  Ferguson and Mr.  Franzblau is deemed to have sole voting  and  dispositive  power  over the  shares of Common  Stock  reported  as beneficially  owned by BPIP and BPP by virtue of their  respective  positions as described in paragraph (a).

            Neither  WILLC,  Mr.  Lipson,  WIHP,  WIAP nor WIIP  has  voting  or dispositive  control over the shares of Common Stock held by the other Reporting
Persons.  Neither BPIP, BPP, BPM, Mr. Franzblau,  nor Mr. Ferguson has voting or dispositive  control over the shares of Common Stock held by the other Reporting
Persons.

            (c) Schedule A annexed hereto lists all  transactions  in the shares of Preferred Stock by the Reporting Persons during the past 60 days.  Schedule B annexed  hereto  lists all  transactions  in the  shares of Common  Stock by the
Reporting Persons during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 15 of 21 Pages
----------------------                                    ----------------------

            (e) Not applicable.

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended to add the following:

            On July 24, 2007, the Reporting  Persons entered into a Joint Filing
Agreement  (the "Joint  Filing  Agreement")  in which the parties  agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the  securities  of the Issuer to the extent  required by  applicable law.  The  Joint  Filing  Agreement  is  attached  as  Exhibit  1 hereto  and is incorporated herein by reference.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended to add the following exhibit:

            1. Joint  Filing  Agreement  by and among  Western  Investment  LLC,
               Western  Investment  Hedged  Partners  L.P.,  Western  Investment
               Activism Partners LLC, Western Investment  Institutional Partners
               LLC,  Arthur D. Lipson,  Benchmark Plus  Institutional  Partners,
               L.L.C.,   Benchmark  Plus  Management,   L.L.C.,  Benchmark  Plus
               Partners, L.L.C., Scott Franzblau and Robert Ferguson, dated July
               24, 2007.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 16 of 21 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2007            WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 17 of 21 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                /s/ Arthur D. Lipson
                                ------------------------------------------------
                                ARTHUR D. LIPSON

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 18 of 21 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
      TRANSACTIONS IN THE SHARES OF PREFERRED STOCK DURING THE PAST 60 DAYS

 Shares of Preferred Stock         Price Per                  Date of
          (Sold)                    Share($)                   Sale
          ------                    --------                   ----

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------

         (3,300)                    44.9778                  05/29/07
           (500)                    44.4993                  06/05/07
         (2,900)                    44.0065                  06/07/07
           (500)                    43.6308                  06/08/07

                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC.
                 ----------------------------------------------
                                      None

                     WESTERN INVESTMENT HEDGED PARTNERS L.P.
                     ---------------------------------------
                                      None

                             WESTERN INVESTMENT LLC
                             ----------------------
                                      None

                                ARTHUR D. LIPSON
                                ----------------
                                      None

                    BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                    ----------------------------------------
                                      None

                         BENCHMARK PLUS PARTNERS, L.L.C.
                         -------------------------------
                                      None

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                        ---------------------------------
                                      None

                                 SCOTT FRANZBLAU
                                 ---------------
                                      None

                                 ROBERT FERGUSON
                                 ---------------
                                      None

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 19 of 21 Pages
----------------------                                    ----------------------

                                   SCHEDULE B
       TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

  Shares of Common Stock           Price Per                  Date of
    Purchased / (Sold)              Share($)              Purchase / Sale

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                    ----------------------------------------
                                      None

                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC.
                 ----------------------------------------------
        744,000*                    26.8301                  07/16/07

                   WESTERN INVESTMENT HEDGED PARTNERS L.P.
                                      None

                             WESTERN INVESTMENT LLC
                                      None

                                ARTHUR D. LIPSON
                                      None

                   BENCHMARK INSTITUTIONAL PARTNERS, L.L.C.
                                      None

                         BENCHMARK PLUS PARTNERS, L.L.C.
                                      None

                        BENCHMARK PLUS MANAGEMENT, L.L.C.
                                      None

                                 SCOTT FRANZBLAU
                                      None

                                 ROBERT FERGUSON
                                      None

------------------------
*  Transaction  was  a  cross-trade  between  Western  Investment  Institutional
Partners LLC and Western Investment Total Return Master Fund, Ltd., an affiliate of Western  Investment LLC. The transaction did not affect the aggregate  number of shares of Common Stock beneficially owned by the Reporting Persons.

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 20 of 21 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated July 24,
2007  (including  amendments  thereto)  with  respect  to the  Common  Stock  of
Tri-Continental  Corporation.  This Joint Filing  Agreement shall be filed as an
Exhibit to such Statement.

Dated: July 24, 2007            WESTERN INVESTMENT LLC

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                By: Western Investment LLC,
                                Its General Partner

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

                                WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

                                By: Western Investment LLC,
                                Its Managing Member

                                By: /s/ Arthur D. Lipson
                                    --------------------------------------------
                                Name:  Arthur D. Lipson
                                Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 895436103                   13D                    Page 21 of 21 Pages
----------------------                                    ----------------------

                                BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS PARTNERS, L.L.C.

                                By: Benchmark Plus Management, L.L.C.,
                                Its Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                BENCHMARK PLUS MANAGEMENT, L.L.C.

                                By: /s/ Robert Ferguson
                                    --------------------------------------------
                                Name:  Robert Ferguson
                                Title: Managing Member

                                By: /s/ Scott Franzblau
                                    --------------------------------------------
                                Name:  Scott Franzblau
                                Title: Managing Member

                                /s/ Arthur D. Lipson
                                ------------------------------------------------
                                ARTHUR D. LIPSON

                                /s/ Scott Franzblau
                                ------------------------------------------------
                                SCOTT FRANZBLAU

                                /s/ Robert Ferguson
                                ------------------------------------------------
                                ROBERT FERGUSON